UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For the month of September 2011
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600 113 India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Annual General Meeting
Sify Technologies Limited (the “Company”) will hold its Fifteenth Annual General Meeting (“AGM”) on Wednesday, September 28, 2011 at 11.00 a.m. at the Registered Office of the Company, 2nd floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
The AGM is being held to consider various items listed in the notice to comply with the statutory requirements under the Indian Companies Act, 1956. A copy of the notice and form of proxy are attached hereto as Exhibits 99.1 and 99.2 respectively.
The Company will file its Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “Annual Report”), including its consolidated audited financials under the International Financial Reporting Standards (IFRS), with the United States Securities and Exchange Commission. A copy of the Annual Report will be made available on our website at www.sifycorp.com and a paper copy will be delivered, free of charge, upon request to the Company. Requests should be made to ram.venkat@sifycorp.com.
Exhibits

99.1	Notice to Shareholders

99.2	Proxy Form

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2011

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description

99.1	Notice to Shareholders

99.2	Proxy Form